JUL 2 2 2003



03027700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8-K, 7-22-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

PROCESSED
JUL 23 2003
THOMSON FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ___________________, 2003, that the information set forth in this statement is true and complete.

By: ___________________________
(Name)

____
(Title)

B03G_CPBF - Price/Yield - 1A1

Balance	$179,938,000.00	Delay	24
Initial Coupon	3.269	Dated	7/1/2003
Settle	7/24/2003	First Payment	8/25/2003

Price	**5 CPR To Roll**	**15 CPR To Roll**	**20 CPR To Roll**	**25 CPR To Roll**	**30 CPR To Roll**	**40 CPR To Roll**	**50 CPR To Roll**	**60 CPR To Roll**	**70 CPR To Roll**
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.37370	3.055	3.017	2.994	2.970	2.942	2.877	2.794	2.685	2.538
100.43620	3.030	2.988	2.963	2.936	2.905	2.833	2.742	2.621	2.460
100.49870	3.005	2.959	2.932	2.902	2.869	2.790	2.689	2.557	2.381
100.56120	2.980	2.930	2.901	2.868	2.832	2.746	2.637	2.494	2.302
100.62370	2.955	2.901	2.870	2.835	2.795	2.703	2.585	2.431	2.224
100.68620	2.931	2.873	2.839	2.801	2.759	2.659	2.533	2.367	2.145
100.74870	2.906	2.844	2.808	2.767	2.722	2.616	2.481	2.304	2.067
100.81120	2.881	2.815	2.777	2.734	2.686	2.573	2.430	2.241	1.989
100.87370	2.856	2.786	2.746	2.700	2.650	2.530	2.378	2.178	1.910
100.93620	2.832	2.758	2.715	2.667	2.613	2.487	2.326	2.115	1.832
100.99870	**2.807**	**2.729**	**2.684**	**2.633**	**2.577**	**2.443**	**2.274**	**2.052**	**1.755**
101.06120	2.782	2.701	2.653	2.600	2.540	2.400	2.223	1.989	1.677
101.12370	2.758	2.672	2.622	2.566	2.504	2.357	2.171	1.927	1.599
101.18620	2.733	2.643	2.591	2.533	2.468	2.314	2.120	1.864	1.522
101.24870	2.708	2.615	2.560	2.499	2.432	2.272	2.069	1.802	1.444
101.31120	2.684	2.586	2.529	2.466	2.395	2.229	2.017	1.739	1.367
101.37370	2.659	2.558	2.499	2.433	2.359	2.186	1.966	1.677	1.290
101.43620	2.635	2.529	2.468	2.399	2.323	2.143	1.915	1.614	1.213
101.49870	2.610	2.501	2.437	2.366	2.287	2.100	1.864	1.552	1.136
101.56120	2.586	2.472	2.406	2.333	2.251	2.058	1.813	1.490	1.059
101.62370	2.561	2.444	2.376	2.300	2.215	2.015	1.762	1.428	0.982
WAL	2.648	2.273	2.099	1.934	1.778	1.492	1.238	1.011	0.810
Mod Durn	2.501	2.157	1.996	1.843	1.699	1.433	1.197	0.983	0.794
Principal Window	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06
LIBOR_1YR	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. *This material is not to be construed as an offer to* sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees *that it will not distribute or provide the material to any other person.* The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously *filed with the SEC under Rule 415 of the* Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any *securities discussed herein supersedes all prior information* regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03G_CPBF - Price/Yield - 3A1

Balance	$69,204,000.00	Delay	24
Initial Coupon	4.112	Dated	7/1/2003
Settle	7/24/2003	First Payment	8/25/2003

Price	**10 CPR To Roll**	**15 CPR To Roll**	**20 CPR To Roll**	**25 CPR To Roll**	**50 CPR To Roll**
	Yield	Yield	Yield	Yield	Yield
100.37390	3.988	3.961	3.931	3.896	3.653
100.43640	3.973	3.943	3.910	3.872	3.605
100.49890	3.957	3.925	3.889	3.848	3.558
100.56140	3.942	3.907	3.869	3.824	3.511
100.62390	3.927	3.890	3.848	3.800	3.464
100.68640	3.912	3.872	3.827	3.776	3.417
100.74890	3.896	3.854	3.806	3.752	3.370
100.81140	3.881	3.836	3.786	3.729	3.323
100.87390	3.866	3.819	3.765	3.705	3.276
100.93640	3.851	3.801	3.745	3.681	3.229
100.99890	**3.836**	**3.783**	**3.724**	**3.657**	**3.182**
101.06140	3.820	3.765	3.704	3.633	3.136
101.12390	3.805	3.748	3.683	3.609	3.089
101.18640	3.790	3.730	3.663	3.586	3.042
101.24890	3.775	3.712	3.642	3.562	2.996
101.31140	3.760	3.695	3.622	3.538	2.949
101.37390	3.745	3.677	3.601	3.515	2.903
101.43640	3.730	3.660	3.581	3.491	2.857
101.49890	3.715	3.642	3.560	3.468	2.811
101.56140	3.700	3.625	3.540	3.444	2.764
101.62390	3.685	3.607	3.520	3.420	2.718
WAL	4.639	3.932	3.352	2.866	1.397
Mod Durn	4.070	3.486	3.002	2.594	1.321
Principal Window	Aug03 - Jun10	Aug03 - Jun10	Aug03 - Jun10	Aug03 - Jun10	Aug03 - Jun10
LIBOR_1YR	1.19	1.19	1.19	1.19	1.19

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. *This material is not to be construed as an offer to sell or the solicitation of any offer to buy* any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. *By accepting this material the recipient agrees that it will not distribute or provide the material* to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement *previously filed with the SEC under Rule 415 of the* Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material *regarding any assets backing any securities discussed herein* supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03G_CPBF - Price/Yield - 2A1

Balance	$399,396,000.00	Delay	24
Initial Coupon	4.088	Dated	7/1/2003
Settle	7/24/2003	First Payment	8/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-28.00	3.822	3.740	3.691	3.636	3.575	3.427	3.240	3.001	2.693
100-30.00	3.805	3.719	3.668	3.610	3.545	3.389	3.193	2.941	2.616
101-00.00	3.789	3.699	3.645	3.584	3.516	3.352	3.146	2.881	2.539
101-02.00	3.773	3.678	3.621	3.558	3.486	3.315	3.098	2.821	2.463
101-04.00	3.757	3.657	3.598	3.532	3.457	3.277	3.051	2.761	2.386
101-06.00	3.740	3.637	3.575	3.506	3.427	3.240	3.004	2.701	2.310
101-08.00	3.724	3.616	3.552	3.480	3.398	3.203	2.957	2.641	2.234
101-10.00	3.708	3.595	3.529	3.453	3.368	3.165	2.910	2.581	2.158
101-12.00	3.692	3.575	3.506	3.427	3.339	3.128	2.863	2.522	2.082
101-14.00	3.676	3.554	3.482	3.401	3.310	3.091	2.816	2.462	2.006
101-16.00	**3.660**	**3.534**	**3.459**	**3.375**	**3.281**	**3.054**	**2.769**	**2.403**	**1.930**
101-18.00	3.643	3.513	3.436	3.349	3.251	3.017	2.722	2.343	1.855
101-20.00	3.627	3.493	3.413	3.324	3.222	2.980	2.675	2.284	1.779
101-22.00	3.611	3.472	3.390	3.298	3.193	2.943	2.629	2.225	1.704
101-24.00	3.595	3.452	3.367	3.272	3.164	2.906	2.582	2.165	1.629
101-26.00	3.579	3.432	3.344	3.246	3.135	2.870	2.535	2.106	1.554
101-28.00	3.563	3.411	3.321	3.220	3.106	2.833	2.489	2.047	1.478
101-30.00	3.547	3.391	3.298	3.194	3.077	2.796	2.443	1.989	1.404
102-00.00	3.531	3.370	3.276	3.169	3.048	2.759	2.396	1.930	1.329
102-02.00	3.515	3.350	3.253	3.143	3.019	2.723	2.350	1.871	1.254
102-04.00	3.499	3.330	3.230	3.117	2.990	2.686	2.304	1.812	1.180
WAL	4.230	3.291	2.905	2.564	2.262	1.762	1.374	1.070	0.831
Mod Durn	3.802	2.996	2.662	2.365	2.101	1.659	1.311	1.033	0.812
Principal Window	Aug03 - Jun08	Aug03 - Jun08	Aug03 - Jun08	Aug03 - Jun08	Aug03 - Jun08	Aug03 - Jun08	Aug03 - Jun08	Aug03 - Jun08	Aug03 - Jun08
LIBOR_1YR	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03G_CPBF - Price/Yield - 1A2

Balance	$5,184,000.00	Delay	24
Initial Coupon	3.269	Dated	7/1/2003
Settle	7/24/2003	First Payment	8/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-20.00	3.354	3.365	3.371	3.377	3.385	3.402	3.424	3.454	3.493
99-22.00	3.329	3.335	3.339	3.343	3.347	3.358	3.371	3.389	3.413
99-24.00	3.304	3.306	3.308	3.309	3.310	3.314	3.318	3.324	3.332
99-26.00	3.279	3.277	3.276	3.275	3.273	3.270	3.266	3.260	3.252
99-28.00	3.254	3.248	3.245	3.241	3.236	3.226	3.213	3.196	3.172
99-30.00	3.229	3.219	3.213	3.207	3.199	3.182	3.160	3.131	3.093
100-00.00	3.204	3.190	3.182	3.173	3.162	3.138	3.107	3.067	3.013
100-02.00	3.179	3.161	3.150	3.138	3.125	3.094	3.055	3.003	2.933
100-04.00	3.154	3.132	3.119	3.105	3.088	3.050	3.002	2.939	2.854
100-06.00	3.129	3.103	3.088	3.071	3.052	3.007	2.950	2.875	2.774
100-08.00	**3.104**	**3.074**	**3.056**	**3.037**	**3.015**	**2.963**	**2.897**	**2.811**	**2.695**
100-10.00	3.079	3.045	3.025	3.003	2.978	2.919	2.845	2.747	2.616
100-12.00	3.054	3.016	2.994	2.969	2.941	2.876	2.793	2.683	2.537
100-14.00	3.029	2.987	2.963	2.935	2.905	2.832	2.740	2.620	2.458
100-16.00	3.005	2.958	2.931	2.901	2.868	2.789	2.688	2.556	2.379
100-18.00	2.980	2.930	2.900	2.868	2.831	2.745	2.636	2.493	2.300
100-20.00	2.955	2.901	2.869	2.834	2.795	2.702	2.584	2.429	2.222
100-22.00	2.930	2.872	2.838	2.800	2.758	2.659	2.532	2.366	2.143
100-24.00	2.905	2.843	2.807	2.767	2.722	2.615	2.480	2.303	2.065
100-26.00	2.881	2.815	2.776	2.733	2.685	2.572	2.429	2.240	1.987
100-28.00	2.856	2.786	2.745	2.699	2.649	2.529	2.377	2.177	1.909
WAL	2.648	2.273	2.099	1.934	1.778	1.492	1.238	1.011	0.810
Mod Durn	2.496	2.150	1.989	1.836	1.691	1.425	1.188	0.974	0.785
Principal Window	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06	Aug03 - Jun06
LIBOR_1YR	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19	1.19

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS 03-E 3A1
25 CPR To Roll

Period Total	Date	Principal	Interest	Cash Flow	Balance
0	07/24/03	0	0	0	69,204,000.00
1	08/25/03	1,769,885.85	237,139.04	2,007,024.89	67,434,114.15
2	09/25/03	1,726,215.86	231,074.23	1,957,290.10	65,707,898.29
3	10/25/03	1,683,612.84	225,159.06	1,908,771.91	64,024,285.44
4	11/25/03	1,642,050.87	219,389.88	1,861,440.75	62,382,234.58
5	12/25/03	1,601,504.65	213,763.12	1,815,267.77	60,780,729.93
6	01/25/04	1,561,949.50	208,275.30	1,770,224.80	59,218,780.43
7	02/25/04	1,523,361.34	202,923.02	1,726,284.36	57,695,419.09
8	03/25/04	1,485,716.68	197,702.97	1,683,419.64	56,209,702.42
9	04/25/04	1,448,992.57	192,611.91	1,641,604.48	54,760,709.85
10	05/25/04	1,413,166.64	187,646.70	1,600,813.34	53,347,543.21
11	06/25/04	1,378,217.07	182,804.25	1,561,021.31	51,969,326.14
12	07/25/04	1,344,122.52	178,081.56	1,522,204.08	50,625,203.62
13	08/25/04	1,310,862.23	173,475.70	1,484,337.92	49,314,341.39
14	09/25/04	1,278,415.88	168,983.81	1,447,399.69	48,035,925.51
15	10/25/04	1,246,763.70	164,603.10	1,411,366.80	46,789,161.81
16	11/25/04	1,215,886.35	160,330.86	1,376,217.21	45,573,275.47
17	12/25/04	1,185,764.98	156,164.42	1,341,929.41	44,387,510.48
18	01/25/05	1,156,381.21	152,101.20	1,308,482.41	43,231,129.28
19	02/25/05	1,127,717.07	148,138.67	1,275,855.74	42,103,412.21
20	03/25/05	1,099,755.05	144,274.36	1,244,029.41	41,003,657.16
21	04/25/05	1,072,478.07	140,505.87	1,212,983.93	39,931,179.09
22	05/25/05	1,045,869.44	136,830.84	1,182,700.28	38,885,309.66
23	06/25/05	1,019,912.88	133,246.99	1,153,159.88	37,865,396.77
24	07/25/05	994,592.53	129,752.09	1,124,344.62	36,870,804.25
25	08/25/05	969,892.87	126,343.96	1,096,236.83	35,900,911.37
26	09/25/05	945,798.80	123,020.46	1,068,819.26	34,955,112.57
27	10/25/05	922,295.56	119,779.52	1,042,075.08	34,032,817.00
28	11/25/05	899,368.76	116,619.12	1,015,987.88	33,133,448.25
29	12/25/05	877,004.33	113,537.28	990,541.62	32,256,443.91
30	01/25/06	832,431.90	110,532.08	942,963.98	31,424,012.02
31	02/25/06	811,486.83	107,679.61	919,166.45	30,612,525.18
32	03/25/06	791,060.08	104,898.92	895,959.00	29,821,465.10
33	04/25/06	771,138.94	102,188.22	873,327.16	29,050,326.16
34	05/25/06	751,711.05	99,545.78	851,256.84	28,298,615.11
35	06/25/06	732,764.33	96,969.92	829,734.25	27,565,850.77
36	07/25/06	714,287.00	94,458.98	808,745.98	26,851,563.77
37	08/25/06	675,547.86	92,011.36	767,559.22	26,176,015.91
38	09/25/06	658,772.95	89,696.48	748,469.43	25,517,242.96
39	10/25/06	642,410.52	87,439.09	729,849.61	24,874,832.44
40	11/25/06	626,450.51	85,237.76	711,688.27	24,248,381.93
41	12/25/06	610,883.08	83,091.12	693,974.20	23,637,498.85
42	01/25/07	595,698.66	80,997.83	676,696.49	23,041,800.20
43	02/25/07	580,887.89	78,956.57	659,844.46	22,460,912.30
44	03/25/07	566,441.66	76,966.06	643,407.72	21,894,470.64
45	04/25/07	552,351.05	75,025.05	627,376.10	21,342,119.59
46	05/25/07	538,607.38	73,132.33	611,739.71	20,803,512.21
47	06/25/07	525,202.18	71,286.70	596,488.88	20,278,310.02
48	07/25/07	512,127.18	69,487.01	581,614.18	19,766,182.85
49	08/25/07	499,374.29	67,732.12	567,106.41	19,266,808.55
50	09/25/07	486,935.66	66,020.93	552,956.60	18,779,872.89
51	10/25/07	474,803.61	64,352.36	539,155.97	18,305,069.28
52	11/25/07	462,970.62	62,725.37	525,695.99	17,842,098.66
53	12/25/07	451,429.40	61,138.92	512,568.32	17,390,669.26
54	01/25/08	440,172.80	59,592.03	499,764.83	16,950,496.46
55	02/25/08	429,193.87	58,083.70	487,277.57	16,521,302.59

56	03/25/08	418,485.81	56,613.00	475,098.81	16,102,816.78
57	04/25/08	408,041.99	55,178.99	463,220.98	15,694,774.78
58	05/25/08	397,855.95	53,780.76	451,636.71	15,296,918.83
59	06/25/08	387,921.38	52,417.44	440,338.82	14,908,997.46
60	25-Jul-08	378,232.12	51,088.16	429,320.28	14,530,765.34
61	25-Aug-08	368,782.16	49,792.09	418,574.25	14,161,983.18
62	25-Sep-08	359,565.65	48,528.40	408,094.04	13,802,417.54
63	25-Oct-08	350,576.86	47,296.28	397,873.15	13,451,840.67
64	25-Nov-08	341,810.23	46,094.97	387,905.20	13,110,030.45
65	25-Dec-08	333,260.30	44,923.70	378,184.00	12,776,770.15
66	25-Jan-09	324,921.76	43,781.73	368,703.50	12,451,848.39
67	25-Feb-09	316,789.45	42,668.33	359,457.78	12,135,058.94
68	25-Mar-09	308,858.29	41,582.80	350,441.09	11,826,200.66
69	25-Apr-09	301,123.36	40,524.45	341,647.80	11,525,077.30
70	25-May-09	293,579.84	39,492.60	333,072.44	11,231,497.46
71	25-Jun-09	286,223.05	38,486.60	324,709.65	10,945,274.40
72	25-Jul-09	279,048.40	37,505.81	316,554.21	10,666,226.00
73	25-Aug-09	272,051.43	36,549.60	308,601.03	10,394,174.58
74	25-Sep-09	265,227.76	35,617.37	300,845.13	10,128,946.81
75	25-Oct-09	258,573.16	34,708.52	293,281.68	9,870,373.65
76	25-Nov-09	252,083.47	33,822.48	285,905.95	9,618,290.19
77	25-Dec-09	245,754.63	32,958.67	278,713.31	9,372,535.55
78	25-Jan-10	239,582.71	32,116.56	271,699.27	9,132,952.84
79	25-Feb-10	233,563.85	31,295.59	264,859.43	8,899,388.99
80	25-Mar-10	227,694.28	30,495.24	258,189.52	8,671,694.71
81	25-Apr-10	221,970.35	29,715.01	251,685.35	8,449,724.37
82	25-May-10	216,388.46	28,954.39	245,342.85	8,233,335.91
83	25-Jun-10	8,233,335.91	28,212.90	8,261,548.80	0

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